                              WESTECH CAPITAL CORP.
                           2700 VIA FORTUNA, SUITE 400
                               AUSTIN, TEXAS 78746




May 18, 2001



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

         Re:      Westech Capital Corp. Form S-4, File Number 333-42334

To Whom It May Concern:

         Please accept this letter as a request to withdraw the Form S-4, which was originally filed by Westech Capital Corp. (the "COMPANY") on July 27, 2000. This filing has not become effective and no securities were sold in connection with the offering.

         The Company is requesting that this filing be withdrawn because the Company no longer desires to effect a registered exchange of Company common stock for Tejas Securities Group, Inc. common stock. Thank you for your attention to this matter.

                                            Sincerely,




                                            /s/ Charles Mayer

                                            Charles Mayer, President



cc:      Mr. Kurt Rechner (of the Company)
         Brice Tarzwell, Esq. (of the Firm)